VOYA LETTERHEAD

U.S. LEGAL / PRODUCT FILING UNIT
ONE ORANGE WAY, C2N
WINDSOR, CT 06094-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

April 13, 2015

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Voya Retirement Insurance and Annuity Company
Prospectus Title: Voya Select Multi-Index 5 & 7
File Nos.: 333-162420
Withdrawal of Post-Effective Amendment No. 3 to Registration Statement on Form S-3
Rule 477 Filing

Attention:  Filing Desk

Ladies and Gentlemen:

On April 8, 2015, the above-named Registrant submitted for filing, pursuant to the Securities Act of 1933 (the “33 Act”), Post-Effective Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-162420).

We respectfully request withdrawal of Post-Effective Amendment No. 3, pursuant to Rule 477 under the 33 Act. No securities were sold in connection with this Post-Effective Amendment, and a new registration statement for the securities covered by the above-referenced registration statement will be filed in the near future pursuant to Rule (415)(5) of the 33 Act.

Please call me with your questions or comments.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

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